EX-99.1 2 ex991.htm PRESS RELEASE

Coastal Pacific Mining Corp announces appointments to the Board of Directors

September 2, 2010

Calgary, Alberta - Coastal Pacific Mining Corp. (OTC. BB: CPMCF) (the “Company”) announces on August 26, 2010, Mr. Berscht notified the Company of his retirement and has resigned as a director and officer of the Company.   Mr. Joseph Bucci, a current director of the Company has been appointed President and Secretary-Treasurer of the Company and will fill the role of Chief Executive Officer and Chief Financial Officer for the interim while the Company progresses its projects.

Mr. Joe Bucci is a seasoned executive with nearly 25 years of experience, where he's built grass-roots companies through developing staff, seizing opportunities, negotiating with domestic and international companies and conveying a company's story clearly and effectively to the public. Mr. Bucci has been involved with many private and public companies over his career and has sat on the board of several reporting issuers in the past. Mr Bucci’s strengths have been in management and corporate restructuring which enables the companies to progress and obtain appropriate financing.

Mr. Bucci was Vice-President of Octane Resources a publicly trading company involved in Silver Mining from 1987 to 1990 where he brokered the completion of all drilling activities and helped raise the required capital to advance the project. In 2005 Mr Bucci managed the work program on the Horseshoe Claim for Enterayon Resources where his responsibilities were to assemble the drilling team and exploration for the field program, supervise geology work and oversee the accuracy of all assay reports.

On August 27, 2010, Mr. David Gibson was appointed a director and Vice President of Exploration for the Company.

David Gibson is a graduate of Georgian College in Business Administration specializing in Marketing.

David Gibson began in the mining industry in 1982 working in the northern mining districts of Ontario and Quebec performing geophysical and geochemical surveys for junior and major mining companies. In 1989 David founded Gibson and Associates which he still continues to operate, a highly successful business to date, to provide exploration services, today including geomatics, geophysics and geochemistry to the Environmental, Mining and Oil and Gas industries. Mr. Gibson has worked in collaboration with the Ontario Geological Survey and the Geological Survey of Canada investigating the circular vegetative phenomenon found in the James Bay Lowlands of Ontario and was published for his efforts and involvement.

Throughout his career he has performed contract field services along with contract diamond drilling through his drilling company namely Norquest Drilling which he formed in 2008 to provide contract diamond drilling services to the mining industry.

Mr. Gibson brings over 28 years of mineral exploration experience and mining acumen with strong business and management skills. Also assisting numerous junior mining companies and major mining companies in Canada and the United States. David also provided advanced exploration technical consulting services of geomatics, geophysics, geochemistry and geotechnical design, implementation, and management for such programs for Gold projects Diamonds, Base metals and Platinum Group Elements.

Mr. Gibson will be reviewing potential acquisition targets for the Company and the Company’s current prospects.

The Company expects to have further news shortly on its ongoing exploration operations.

Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joe Bucci, Manager
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.